

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

VIA FACSIMILE AND U.S. MAIL

November 21, 2006

Edward C. White
Senior Vice President and Chief Financial Officer
Owens-Illinois, Inc.
One SeaGate
Toledo, Ohio 43666

> **RE:** **Owens-Illinois, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Forms 10-Q for Fiscal Quarters Ended March 31, June 30 and**
> **September 30, 2006**
> **File No. 1-9576**
>
> **Owens-Illinois Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Forms 10-Q for Fiscal Quarters Ended March 31, June 30 and**
> **September 30, 2006**
> **File No. 33-13061**

Dear Mr. White:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or in his absence, to Scott Watkinson, Staff Accountant, at (202) 551-3741

Sincerely,

Rufus Decker
Accounting Branch Chief